Exhibit 19
POLICY & PROCEDURE

OBJECTIVE:
The objectives of this policy are: (i) to prevent Sealed Air Personnel (as defined below) from trading the securities of Sealed Air Corporation (or of other public companies having a connection with Sealed Air Corporation) based upon inside information, (ii) to prevent Sealed Air Personnel from tipping third parties in a manner that may lead to such insider trading, and (iii) to establish protocols for certain Covered Persons (as defined below) to trade in Sealed Air securities. Sealed Air Corporation is hereinafter referred to as “Sealed Air” or the “Company.”
SCOPE:
This policy is applicable globally. No deviations or exceptions to this policy are permitted. The term “Sealed Air Personnel” includes all directors and officers of Sealed Air Corporation and employees of Sealed Air Corporation and its direct and indirect subsidiaries. The term “Covered Persons” includes (a) the executive officers and directors of Sealed Air Corporation, (b) the Senior Leadership Team as designated by the Company’s Chief Executive Officer (“SLT”), (c) certain key employees located at the Sealed Air Corporation headquarters in Charlotte, North Carolina who receive or may have access to material inside information, and (d) certain other personnel designated as Covered Persons by a member of the Company’s SLT. In the event any Covered Persons leave employment with Sealed Air or any of its direct or indirect subsidiaries during a blackout period (as defined below), this policy shall apply to such individuals until the end of such blackout period.
OVERVIEW:
This policy covers the prohibition on trading the securities of Sealed Air while in possession of material inside information. It also prohibits “tipping” other persons about material inside information about the Company. Sealed Air Personnel are also prohibited from using or disclosing for trading purposes any material inside information gleaned in the course of their employment about other companies, such as customers, suppliers or potential acquisition candidates. This policy outlines:
I.The prohibition on Trading on Inside Information.
II.The definition of Material Inside Information.
III.Prohibited activities.
IV.Guidelines to follow.
V.Consequences of a violation.
VI.Other considerations.
VII.Conclusion.

POLICY:
I.        What does the prohibition on “Trading on Inside Information” include?
A.Persons with access to “material inside information” pertaining to any company whose securities are publicly traded, are prohibited by U.S. federal securities laws from:
1.trading directly or indirectly in the securities of such company on the basis of such information;
2.revealing such information to others who may trade in the securities of such company based on such information; or
3.recommending the purchase or sale of the securities of such company to others based on such information.
B.As indicated above, these insider trading rules cover trading by Company “insiders” as well as “tipping” third parties.
C.All Sealed Air Personnel may be deemed “insiders” if they possess material inside information, regardless of title or position.
II.        What constitutes “Material Inside Information”?
A.“Material inside information” is generally any non-public information concerning a company’s business or prospects, or its securities or the market therefor, that a reasonable investor would consider important in deciding whether to buy, sell or hold that company’s securities. Information is “material” if there is a substantial likelihood that a reasonable investor would view such information as significantly changing the total mix of information available.
B.Some common examples of material information include: financial results or projections; news of a pending or proposed acquisition; threatened litigation; and the gain or loss of a substantial customer.
C.Information loses its confidential, inside character only on disclosure to the public whereby the disclosure:
1.reaches the general investing public, and
2.allows people adequate time to react to it.

III.        What is prohibited by this policy?
Sealed Air Personnel are prohibited by this policy from:

A.Trading directly or indirectly in the securities of Sealed Air while in possession of material inside information relating to the Company. The securities of Sealed Air include its common stock as well as any preferred stock, SARs, notes and other securities it may have outstanding from time to time. (See Section IV.D)
B.Trading directly or indirectly in the securities of any other public company while in possession of material inside information relating to that company which was obtained in connection with work for Sealed Air.
C.Revealing any inside information relating to Sealed Air or any such other company to others who may trade securities of Sealed Air or such other company based on such information.
D.Recommending the purchase or sale of the securities of Sealed Air or any such other company based on such inside information.
IV.        What are the guidelines to follow?
The following guidelines should be followed:
A.Covered Persons of Sealed Air may not engage in any purchase or sale transactions in the securities of Sealed Air during “blackout periods.” (This includes option exercises, SARs exercises and transfers into and out of Company stock funds in the Profit-Sharing or Thrift Plans.) The period commencing on the twentieth day of the third month of each calendar quarter through the first trading day following the teleconference to discuss the release of earnings for that quarter (inclusive) is a blackout period. Sealed Air may also, from time to time, restrict certain individuals or groups of individuals from trading in Sealed Air securities based on material inside corporate developments, such as when a material transaction is pending. Individuals subject to these event-specific blackout periods will be notified that they should not trade in Sealed Air securities. The existence of an event-specific blackout period will not be announced to the Company as a whole and should not be communicated to any other person.
B.Subject to A. above, Covered Persons must pre-clear with one of the authorized individuals named below any transactions in Sealed Air securities two business days prior to the date they wish to execute any such transaction. Covered Persons will be advised whether such transaction is permissible based on information then available to the authorized individuals. If clearance is denied, the fact of this denial should be kept confidential. This advance notification requirement also applies to transactions during the same period for a Covered Person’s spouse, minor children and any other family members having the same home as them, as well as any other account for which they make or influence investment decisions, such as an account for a member of their family who consults them about investment decisions or a trust account or other account as to which they have investment authority.

C.Regardless of whether clearance is obtained, Sealed Air Personnel should not trade when in possession of material inside information.

D.Sealed Air Personnel should not discuss material inside information with anyone other than those employees and agents of Sealed Air who have a “need to know” such information for the proper performance of their respective functions and who are subject to confidentiality obligations for the benefit of Sealed Air, and in all cases should obtain advance clearance in accordance with Sealed Air policy before releasing information to the public.

E.Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), established a defense that can protect traders from liability for insider trading. That defense permits any person to trade if the person can establish that the transaction occurred pursuant to a binding contract, specific instruction, or written plan that came into existence before the person became aware of material inside information.
If Sealed Air Personnel anticipate that it would be necessary or appropriate for them to make trades in Sealed Air securities during blackout periods or while in possession of material inside information, then they would need to set up such a contract, instruction or plan in advance. A Rule 10b5-1 plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to an independent third party. Once the plan is adopted, the applicable Sealed Air Personnel must not exercise any influence over the amount of Sealed Air securities to be traded, the price at which they are to be traded, or the date of the trade. Sealed Air Personnel wishing to avail themselves of the protections of this rule must pre-clear any Rule 10b5-1 plans in writing in advance with the Company’s General Counsel. Rule 10b5-1 plans may not be adopted during a blackout period and, in any event, may only be adopted by the applicable Sealed Air Personnel when not aware of any material inside information.

V.        What are the consequences of a violation?
A.Individuals who trade on inside information (or tip others) may be subject to:
1.Criminal penalties of fines up to $5,000,000 and 20 years in prison; and
2.Civil penalties of up to three times the profit gained or the losses avoided.
B.Private actions may be bought by contemporaneous traders against inside traders and tippers.
C.A company or controlling person who fails to take appropriate steps to prevent illegal trading may also be subject to civil and criminal penalties.

VI.        Other considerations.
A.Officers and directors of Sealed Air must also comply with Rule 144 (pre- sale filing for open-market sales) and Section 16(b) (post-transaction filing and six-month “short-swing” profit regulations) of the Exchange Act when trading in Sealed Air equity securities. Officers and directors (as Covered Persons) must pre-clear all transactions with the General Counsel consistent with Section IV.B above and notify the Chief Executive Officer in advance.
B.Sealed Air Personnel are also directed to Company Policy #9004 – Public Release of Corporate Information.
VII.    Conclusion.
Federal law, Sealed Air policy and the threat of litigation all reinforce the importance of preventing trading on inside information. To be sure that the various laws and policies are being adhered to, Sealed Air Personnel are encouraged to contact the Legal Department if they have any questions regarding this policy. If Sealed Air Personnel become aware of releases of inside information to third parties (whether they be intentional or inadvertent), or become aware of any trading on such information, the personnel should telephone the Legal Department immediately.
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